APPENDIX A

This Appendix A, amended and restated as of September 23, 2021, is the Appendix A to the Supplement To The Global Custody Agreement Hong Kong - China — Stock Connect Service between Principal Funds, Inc. and The Bank of New York Mellon dated November 7, 2019.

Account 394895 — Principal Funds, Inc. — Overseas Fund
Account 399859 — Principal Funds, Inc. — Origin Emerging Markets Fund
Account 394899 — Principal Funds, Inc. — International Fund I
Account 394498 — Principal Funds, Inc. — Diversified Real Asset Fund

IN WITNESS WHEREOF, the parties hereto have caused this Appendix A to be executed by their officers designated below effective as of the date and year first above written.

PRINCIPAL FUNDS, INC.

By: Beth L. Graff
Name: Beth Graff
Title: Vice President & Assistant Controller

By: Gina Graham
Name: Gina Graham
Title: Treasurer

THE BANK OF NEW YORK MELLON

By: Sandra Ricardo
Name: ____________________
Title: ____________________